

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2011

Ms. Rita Weinberger
Vice President, Controller and Principal Accounting Officer
Forest Laboratories, Inc.
909 Third Avenue
New York, NY 10022

**Re: Forest Laboratories, Inc.
Form 10-K for the Year Ended March 31, 2010
Filed May 26, 2010
File No. 001-5438**

Dear Ms. Weinberger:

We have reviewed your March 9, 2011 response to our February 7, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition
Results of Operations, page 78

1. We acknowledge your response to comment three. To further evaluate your disclosures, please provide us the research and development costs you incurred during your fiscal years 2010 and 2009 by project for each project discussed in the eight bullets and the paragraph following the bullets on pages 80 and 81. If you do not maintain record of all expenses by project, explain to us the types of costs that you do track by project and provide those to us by project. Explain to us the type of costs that you do not track by project and why. Please also provide us reconciliations of the total costs that you do track by project to the total research and development costs for 2009 and 2010 explaining the nature and amount of significant reconciling items.

2. Please tell us whether there are patents associated with the research and development projects. If there are, provide a discussion in the format to be provided in your future periodic filings that identifies the patents to the projects and their expiration date.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant